Market Commentary

March 8, 2024

Stocks staged a broad-based rally in February despite the upward shift in the U.S. Treasury yield curve on hotter-than-expected January inflation and tempered market expectations for Federal Reserve rate cuts. Continued investor enthusiasm for artificial intelligence and obesity drug stocks, solid December quarter corporate earnings, and signs the ISM Manufacturing PMI will turn expansionary in the coming months helped lift equity markets.

Investors and economists have increasingly embraced the soft-landing narrative. Even the Conference Board, whose widely-tracked Leading Economic Index emphatically inferred an economic contraction, recently tossed in the towel on its recession forecast. However, the outlook is not without some notable risks. After tapping excess savings and credit to sustain spending, a growing percentage of consumers are fatigued by the higher cost of living. While we expect pricing pressures will continue to ease, there are mounting signs that the pace of disinflation is slowing. As a result, the Federal Reserve may leave rates high for longer, putting added strain on the economy. Moreover, the November elections will contribute to higher market volatility as they increasingly come into investor's view.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Why the Federal Reserve should cut interest rates

March 21, 2023

Too much fiscal stimulus ($6.3 trillion) combined with widespread global lockdowns disrupted the fragile economic balance. Too much stimulus hampered a recovery by reducing the percentage of the population willing/needing to work which fueled labor shortage induced inflation.

A fiscal solution was needed to solve this core source of supply-shortage-related inflation. Specifically, legislation that focused on incentivizing people to work and for businesses to hire those that have been out of the workforce.

In the absence of a fiscal solution, the Federal Reserve took it upon itself to attack inflation. However, the Fed uses monetary tools geared toward impacting the demand side of inflation.

Unfortunately, the Federal Reserve was the last to recognize inflation was more than just transitory. So instead of raising rates slowly and ceasing printing trillions of dollars when the economy first reopened, the Fed didn't begin raising rates until a year ago after year-over-year inflation had surpassed 7%.

– *View the Full Article*

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*

2023 Capital Gains Distribution Amounts

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